



Travis Marc Wilson

Jones Waldo Holbrook & McDonough II Sahalee Partners

Salt Lake City, Utah

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Jones Waldo Holbrook & McDonough

Brigham Young University

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500+ connections

My law practice at Jones Waldo focuses on complex business transactions, with a special emphasis on mergers and acquisitions, corporate securities, private equity and venture capital, and start up and emerging growth companies. Sahalee Partners is a private equity firm headquartered in Bellevue, W...

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Experience

Jones Waldo Holbrook & M...

Shareholder
Jones Waldo Holbrook & McDonough
May 2005 – Present • 13 yrs 3 mos
Salt Lake City, Utah

Sahalee Partners

Director
Sahalee Partners
Jun 2004 – Present • 14 yrs 2 mos
Salt Lake City, Utah / Seattle, Washington

Education

Brigham Young University

Brigham Young University

University Honors

Creighton University School of Law

Creighton University School of Law

Creighton Law Review
Moot Court Honor Board

Woodinville High School

Woodinville High School

Skills & Endorsements

Mergers & Acquisitions · 57

Endorsed by **10 of Travis Marc's colleagues at Jones Waldo**

Venture Capital · 52

 Endorsed by **Brigham Tomco, who is highly skilled at this**

Endorsed by **12 of Travis Marc's colleagues at Jones Waldo**

Start-ups · 51

 Endorsed by **Scott R. Petersen and 5 others who are highly skilled at this**

Endorsed by **6 of Travis Marc's colleagues at Jones Waldo**

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